Steiner Leisure Limited
c/o Steiner Management Services, LLC
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
May 4, 2007
VIA U.S. MAIL AND FAX [(202) 772-9205]
Larry Spirgel,
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Steiner Leisure Limited (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-28972
Dear Mr. Spirgel:
     This letter is in response to your letter of April 26, 2007 with respect to the above-referenced matter. Set forth below are our responses to your comments in that letter, which comments are also set forth below for your reference.
     As requested, this will confirm that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
Assistant Director
May 4, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006
Results of Operations, pages 47-48
1.	Please revise to provide comparative segment data and analysis for each period presented to facilitate an understanding of your consolidated financial condition and operating performance. Please incorporate segment-specific comparative year-over-year performance indicators which you addressed on page 43. Refer to our Interpretative Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm.
Response:
     Historically, in our MD&A, we have commented on material year over year trends as they relate to our results of operations. For certain of our income statement captions, if applicable, we have also discussed certain trends on a segment basis and included a related discussion of pertinent key performance indicators such as revenue per shipboard staff per day. Trends in revenues is our most significant key performance indicator. To enhance our MD&A disclosures, we will include comparative segment data in tabular format for each period presented and comment on material trends therein. Additionally, we will incorporate segment specific performance indicators in the MD&A and discuss relevant trends therein. We are supplementally providing you in Schedule “A”, attached hereto, with the proposed revised MD&A disclosures for the periods that would have been required to be included in the Form 10-K as of December 31, 2006. We will provide these enhanced MD&A disclosures in our future periodic reports (beginning in the March 31, 2007 Form 10-Q) filed with the Commission and respectfully request that we not be required to amend our 2006 Form 10-K for these enhanced disclosures since we do not believe the enhanced MD&A disclosures are needed for a reader to understand in all material respects the pertinent trends for the indicated periods.
(2) Summary of Significant Accounting Policies
(g)	Goodwill, page F-13

2.	Please tell us, and disclose the reporting units for each of your operating segments. Also, tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101.

Mr. Larry Spirgel
Assistant Director
May 4, 2007

Response:
     We have five operating segments, Maritime, Resorts, Product Distribution, Training and Schools. The Maritime, Resorts and Schools operating segments have associated goodwill and each of them has been determined to be a reporting unit under paragraph 30 of SFAS 142 and EITF D-101. We have determined that our individual spas onboard approximately 130 ships (Maritime Operating segment) and located in approximately 54 resorts (Resort Operating segment) and our individual school campuses (Schools Operating segment) either do not constitute a business based on guidance in Issue 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” or constitute a business that has similar economic characteristics to other components within the respective operating segment for which aggregation is appropriate based on EITF D-101 and factors in paragraph 17 of SFAS 131. Furthermore, we believe our reporting units are at the level of internal reporting that reflects the way our segment managers manage the segments to which goodwill is associated.
     We will provide disclosure of the reporting units in our future periodic reports (beginning March 31, 2007) filed with the Commission and respectfully request that we not be required to amend our 2006 Form 10-K for these enhanced disclosures since we do not believe that they are needed for a reader to understand in all material respects the Company’s accounting policies, which have been previously disclosed.
(h)	Income Taxes, page F-13

3.	It appears that you have assumed an uncertain tax position based on your statement herein that you “believe a large percentage of (y)our shipboard services income is foreign-source income, not effectively connected to a business (you) ... conduct in the United States and, therefore, not subject to United States income taxation.” While we note that you are still considering the effect of FIN 48 on your consolidated financial statements, please tell us, and disclose, your conclusion as to whether such position is subject to the recognition, measurement and disclosure requirements of FIN 48.
Response:
     Our tax position, as referenced in the above comment, is subject to the recognition, measurement and disclosure requirements of FIN 48. We have completed our analysis of our tax positions, including the referenced shipboard services income and have determined that the adoption of FIN 48 did not have a material impact on our results of operations or financial condition.
     We will provide disclosure of our uncertain tax positions and effect of adoption, in accordance with FIN 48, in our future periodic reports (beginning March 31, 2007) filed with the Commission.

Mr. Larry Spirgel
Assistant Director
May 4, 2007

(4) Acquisitions, page F-21
4.	We note that you referred to an independent appraisal in connection with the valuation of the UCMT acquisition. While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the expert, please revise the disclosures to explain the methods and assumptions used by you to determine the valuation.
Response:
     In our future periodic reports (beginning March 31, 2007), we will delete the reference to the expert and revise the disclosures to explain the methods and assumptions used to determine the valuation. Our disclosures will include that the fair values of Title IV rights, noncompete agreements and the website were based on a discounted cash flows method, the fair value of the trade name was based on the relief from royalty method and the fair value of the curriculum was based on an estimate from our education personnel. We respectfully request that we not be required to amend the 2006 Form 10-K for these enhanced disclosures since we do not believe that it is needed for a reader to understand in all material respects the information presented.
(14) Segment Information: page F-29
5.	Please provide the information by geographic area as required by paragraph 38 of SFAS 131.
Response:
     Revenues generated from our country of domicile are less than five percent of consolidated revenues. Additionally, approximately 60% of our revenues are generated in international waters and do not have a country of domicile. Also, we are not able to identify the country of origin for the customers to which these international waters revenues relate. We are supplementally providing to you in Schedule “B” attached hereto our proposed revised disclosures of information by geographic area as required by paragraph 38 of SFAS 131 for the periods included in the 2006 Form 10-K. We will provide these disclosures of information by geographic area as specified by paragraph 38 of SFAS 131 in our future periodic reports (beginning with the quarter ending March 31, 2007) filed with the Commission and respectfully request that under the circumstances we not be required to amend our 2006 Form 10-K for these disclosures since we do not believe that it is needed for a reader to understand in all material respects the segment information as presented and given that the majority of revenues are not from the country of domicile.

Mr. Larry Spirgel
Assistant Director
May 4, 2007

     Thank you for your attention to our responses. We would be happy to answer any further questions you may have.

Sincerely,
/s/ Stephen Lazarus
Stephen Lazarus
Executive Vice President and Chief Financial Officer

SCHEDULE “A”
2006 Compared to 2005
     REVENUES
     Revenue of our reportable segments for the years ended December 31, 2006 and 2005, are as follows (dollars in thousands):

	For the Year Ended
	December 31,		% Change
	2006	2005
Revenue:
Spa Operations Segment	$382,092	$344,612	10.8%
Products Segment	$73,297	$58,393	25.5%
Schools Segment	$39,275	$17,081	129.9%
     Total revenues increased approximately 18.4%, or $72.9 million, to $470.1 million in 2006 from $397.2 million in 2005. Of this increase $49.3 million was attributable to an increase in services revenues and $23.6 million was attributable to an increase in product revenues.
     Spa Operations Segment Revenue. Spa Operations segment revenue increased approximately 10.8%, or $37.5 million, to $382.1 million in 2006 from $344.6 million in 2005. The increase in revenues was primarily attributable to an average of four additional large spa ships in service in 2006 compared to 2005 and the number of large spa ships compared to smaller ships being greater in 2006 than in 2005. In addition, during 2006, we operated luxury spa facilities at two hotels where we did not have operations during all of 2005 and some of our spas in the Maldives that were closed as a result of the December 2004 Asia tsunami reopened. This increase was partially offset by the decrease in average weekly revenues for our resorts of 2.1% to $25,881 in 2006 from $26,441 in 2005 due to decreased staff productivity and smaller spas representing a greater portion of the total number of resort spas. We had an average of 1,807 shipboard staff members in service in 2006 compared to an average of 1,653 shipboard staff members in service in 2005. Revenues per shipboard staff per day increased by 2.0% to $464 in 2006 from $455 in 2005 and average weekly revenues increased by 6.8% to $48,840 in 2006 from $45,721 in 2005 due to increased staff productivity.
     Products Segment Revenue. Product segment revenue increased approximately 25.5%, or $14.9 million to $73.3 million in 2006 from $58.4 million in 2005. This increase was primarily attributable to the expansion of our product distribution to more third party customers in 2006.
     School Segment Revenue. School segment revenue increased approximately 129.9%, or $22.2 million to $39.3 million in 2006 from $17.1 million in 2005. The increase in revenues was primarily attributed to the acquisition of UCMT on April 3, 2006.

     COST OF SERVICES
     Cost of services increased $39.8 million from $214.0 million in 2005 to $253.8 million in 2006. Cost of services as a percentage of services revenue increased to 79.9% in 2006 from 79.7% in 2005. This increase was primarily attributable to increases in commissions allocable to services on cruise ships covered by agreements that provide for increases in commissions in 2006 as compared to 2005. This increase was partially offset by increases in staff productivity.
     COST OF PRODUCTS
     Cost of products increased $14.1 million from $96.6 million in 2005 to $110.7 million in 2006. Cost of products as a percentage of products revenue decreased to 72.7% in 2006 from 75.0% in 2005. This decrease was primarily attributable to an increase in sales of higher margin products.
     OPERATING EXPENSES
     Operating expenses increased $15.9 million from $43.2 million in 2005 to $59.1 million in 2006. Operating expenses as a percentage of revenues increased to 12.6% in 2006 from 10.8% in 2005. This increase was primarily attributable to the operations of UCMT and a small affiliate thereof, which were acquired effective April 3, 2006, and an increase in stock-based compensation expense of $4.1 million related to the adoption of SFAS No. 123R and the granting of restricted shares which were not outstanding during 2005.
     OPERATING INCOME
     Operating income of our reportable segments for the year ended December 31, 2006 and 2005, is as follows (dollars in thousands):

	For the Year Ended
	December 31,		% Change
	2006	2005
Operating income:
Spa Operations Segment	$34,935	$29,112	20.0%
Products Segment	$6,945	$7,376	- 5.8%
Schools Segment	$3,404	$1,129	201.5%
     The increase in operating income in the Spa Operations segment was primarily attributable to the increase in number of facilities we operate in and increased staff productivity. The decrease in operating income in the Products segment was primarily attributable to costs incurred in connection with our retail sales activities expansion. The increase in the operating income in the Schools segment was attributable to the acquisition of UCMT on April 3, 2006.
     OTHER INCOME (EXPENSE)
     Other income (expense) increased $1.3 million from income of $0.3 million in 2005 to income of $1.6 million in 2006. This increase was primarily attributable to the receipt of $440,000 in January 2006 of insurance proceeds related to the damage we incurred as a result of the December 2004 Asia tsunami and an increase in interest income due to higher cash balances in 2006 compared to 2005.

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     PROVISION FOR INCOME TAXES
     Provision for income taxes decreased $1.1 million from expense of $3.3 million in 2005 to expense of $2.2 million in 2006. Provision for income taxes decreased to an overall effective rate of 4.7% in 2006 from 7.6% in 2005. The decrease was attributable to the recording of a deferred tax benefit of $2.3 million to decrease the valuation allowance in 2006. See Note 9 in the Consolidated Financial Statements.
     INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX
     The income from discontinued operations decreased $0.6 million from income of $0.8 million in 2005 to income of $0.2 million in 2006. This decrease was primarily attributable to the reversal of $800,000 of gift certificate liability in 2005. This reversal was based on an aging and redemption analysis that indicated that the likelihood of future redemption of the certificates in question was remote.
2005 Compared to 2004
     REVENUES
Revenue of our reportable segments for the year ended December 31, 2005 and 2004, are as follows (dollars in thousands):

	For the Year Ended
	December 31,		% Change
	2005	2004
Revenue:
Spa Operations Segment	$344,612	$297,229	15.9%
Products Segment	$58,393	$49,078	19.0%
Schools Segment	$17,081	$16,118	6.0%
     Total revenues increased approximately 16.3%, or $55.7 million, to $397.2 million in 2005 from $341.5 million in 2004. Of this increase $35.0 million was attributable to an increase in services revenues and $20.7 million was attributable to an increase in product revenues.
     Spa Operations Segment Revenue. Spa Operations segment revenue increased approximately 15.9%, or $47.4 million, to $344.6 million in 2005 from $297.2 million in 2004. The increase in revenues was primarily attributable to an average of eight additional large spa ships in service in 2005 compared to 2004. Additionally, during 2005 we operated spa facilities at the One & Only Palmilla, a resort in Los Cabos, Mexico (we ceased operating that spa in 2006) and at the Westin Rio Mar Beach Resort in Puerto Rico. The Palmilla Spa opened in February 2004 and the Westin Spa opened in November 2004. Average weekly revenues for our resorts increased 8.8% to $26,441 in 2005 from $24,303 in 2004 due to increased staff productivity. We had an average of 1,653 shipboard staff members in service in 2005 compared to an average of 1,471 shipboard staff members in service in 2004. Revenues per shipboard staff per day increased by 6.6% to $455 in 2005 from $427 in 2004 and average weekly revenues increased by 13.8% to $45,721 in 2005 from $40,183 in 2004, due to increased staff productivity.

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     Products Segment Revenue. Products segment revenue increased approximately 19.0%, or $9.3 million, to $58.4 million in 2005 from $49.1 million in 2004. This increase was primarily attributable to the expansion of our product distribution to more third party customers in 2005.
     School Segment Revenue. School segment revenue increased approximately 6.0%, or $1.0 million, to $17.1 million in 2005 from $16.1 million in 2004. The increase in revenues was primarily attributable to increased enrollments in 2005.
     COST OF SERVICES
     Cost of services increased $28.7 million from $185.3 million in 2004 to $214.0 million in 2005. Cost of services as a percentage of services revenue increased to 79.7% in 2005 from 79.4% in 2004. This increase was primarily attributable to increases in commissions allocable to services on cruise ships covered by agreements that provide for increases in commissions in 2005 as compared to 2004 and the adverse impact of the December 2004 Asian tsunami on our Asian operations. This increase and adverse impact were partially offset by increases in staff productivity.
     COST OF PRODUCTS
     Cost of products increased $16.1 million from $80.5 million in 2004 to $96.6 million in 2005. Cost of products as a percentage of products revenue increased to 75.0% in 2005 from 74.5% in 2004. This increase was primarily attributable to increases in commissions allocable to products sales on cruise ships covered by agreements which provide for increases in commissions in 2005 compared to 2004, partially offset by the introduction and sale of new products with higher margins.
     OPERATING EXPENSES
     Operating expenses increased $5.9 million from $37.3 million in 2004 to $43.2 million in 2005. Operating expenses as a percentage of revenues decreased to 10.8% in 2005 from 10.9% in 2004. This decrease was primarily attributable to increases in revenues not being accompanied by proportionate increases in fixed costs.
     OPERATING INCOME
     Operating income of our reportable segments for the year ended December 31, 2005 and 2004, is as follows (dollars in thousands):

	For the Year Ended
	December 31,		% Change
	2005	2004
Operating income:
Spa Operations Segment	$29,112	$27,358	6.4%
Products Segment	$7,376	$5,807	27.0%
Schools Segment	$1,129	$1,237	- 8.7%
     The increase in operating income in the Spa Operations segment was primarily attributable to the increase in number of facilities we operate in and increased staff

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productivity. The increase in operating income in the Products segment was primarily attributable to the introduction and sale of new products with higher margins. The decrease in the operating income in the Schools segment was attributable to the increase of various fixed costs at the campuses.
     OTHER INCOME (EXPENSE)
     Other income (expense) increased $0.1 million from income of $0.2 million in 2004 to income of $0.3 million in 2005. This increase was primarily attributable to a reduction in interest expense as a result of the repayment of all of our outstanding debt in 2004, and an increase in interest income due to higher cash balances in 2005.
     PROVISION FOR INCOME TAXES
     Provision for income taxes increased $0.4 million from expense of $2.9 million in 2004 to expense of $3.3 million in 2005. The provision for income taxes was an overall effective rate of 7.6% in 2005 and 2004.
     INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX
     The income from discontinued operations increased $0.7 million from income of $0.1 million in 2004 to income of $0.8 million in 2005. This increase was primarily attributable to a reversal of $800,000 of gift certificate liability determined based on an aging and redemption analysis that indicated that the likelihood of future redemption of the certificates in question was remote.

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SCHEDULE “B”
Geographical Information:
We are not able to identify the country of origin for the customers to which our international waters revenues relate. The basis for determining the geographic information below is based on the country in which we operate.

	Year ended
	December 31,
	2006	2005	2004
Revenues:
United States	93,648	60,283	55,718
United Kingdom	33,127	26,684	20,498
Not affiliated to a country	300,886	271,880	228,755
Other	42,481	38,371	36,520

Total	470,142	397,218	341,491

Property and Equipment, net:
United States	31,406	27,502	26,904
United Kingdom	4,864	3,967	3,646
Not affiliated to a country	1,848	1,998	1,998
Other	24,368	17,841	17,599

Total	62,486	51,308	50,147